Via Facsimile and U.S. Mail
Mail Stop 4720

July 21, 2009

David B. Hirsch
Chief Executive Officer
Oragenics, Inc.
13700 Progress Blvd.
Alachua, Florida 32615

      Re: **Oragenics, Inc.**
            Form 10-K for fiscal year ended December 31, 2008
            As Amended on April 29, 2009
            Form 10-Q for the quarterly period ended March 31, 2009
            Filed May 20, 2009
            File No. 001-32188

Dear Mr. Hirsch:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should amend your document in response to our first comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In our second comment, we ask you to provide us with information to better understand your disclosure. After reviewing the information provided, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the fiscal year ended December 31, 2008

<u>Exhibits 31.1 and 31.2</u>

1. The certifications filed are not dated as required by Item 601(b)(31) of Regulation S-K. Please file an amendment to the Form 10-K that includes the entire Part III information and new, corrected certifications signed by your current chief executive officer and chief financial officer.

Form 10-Q for the quarterly period ended March 31, 2009

Exhibits 31.1 and 31.2

2. Please tell us why these certifications do not include the entire introductory language of paragraph 4 to also address your officers' responsibility for establishing and maintaining internal control over financial reporting.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish on EDGAR under the form type label CORRESP a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

David B. Hirsch
Oragenics, Inc.
July 21, 2009
Page 3

       You may contact Donald Abbott, Senior Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                        Sincerely,

                                        Jim B. Rosenberg
                                        Senior Assistant Chief
                                        Accountant